09040183

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oakes Fitzwilliams & Co., LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Hill Street
(No. and Street)

London (City) England (State) WIJ 5LJ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert Oakes
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) (State) 06897 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 2 2009 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Herbert Oakes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oakes Fitzwilliams & Co., LP, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

~~Notary Public~~ solicitor

31 Hill Street
London W1J 5LS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKES, FITZWILLIAMS & CO., L.P.

CONTENTS

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Oakes, Fitzwilliams & Co., L.P.

We have audited the accompanying statement of financial condition of Oakes, Fitzwilliams & Co., L.P. (the "Company"), as of December 31, 2008 and the related statements of Operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Oakes, Fitzwilliams & Co., L.P. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Wilton, Connecticut
February 23, 2009

OAKES, FITZWILLIAMS & CO., L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 29,081
Receivable from partners	462,039
Receivable from affiliates	189,532
TOTAL ASSETS	$ 680,652

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES	
Accrued expenses payable	$ 20,241
PARTNERS' CAPITAL	660,411
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 680,652

The accompanying notes are an integral part of this statement.

OAKES, FITZWILLIAMS & CO., L.P.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE		
Interest income		$ 19,705
EXPENSES		
Professional fees	$ 39,666	
Office expense	1,395	
TOTAL EXPENSES		41,061
NET LOSS		$ (21,356)

The accompanying notes are an integral part of this statement.

OAKES, FITZWILLIAMS & CO., L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2008

	TOTAL	GENERAL PARTNER	LIMITED PARTNERS
PARTNERS' CAPITAL - January 1, 2008	$644,987	$637,220	$ 7,767
Capital contributions	36,780	-	36,780
Net loss	(21,356)	(21,356)	-
PARTNERS' CAPITAL - December 31, 2008	$660,411	$615,864	$ 44,547

The accompanying notes are an integral part of this statement.

OAKES, FITZWILLIAMS & CO., L.P.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$(21,356)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Receivable from partners	$(39,882)	
Receivable from affiliates	33,127	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	511	
TOTAL ADJUSTMENTS		(6,244)
NET CASH USED BY BY OPERATING ACTIVITIES		(27,600)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		36,780
NET INCREASE IN CASH		9,180
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		19,901
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		$ 29,081
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest received during the year		$ 19,705

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Oakes, Fitzwilliams & Co., L.P. (the "Partnership"), a Delaware limited partnership, is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. In this capacity, it provides investment banking and other financial consulting services.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

The Partnership's net income or loss is allocated to the General Partner and Limited Partners in accordance with the terms of the Limited Partnership Agreement. The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

As of January 1, 2008, management implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $19,867 deposited in a money market fund.

4. RECEIVABLE FROM PARTNERS

The receivable from partners includes a loan from one partner of $325,000 which bears interest at the rate of 6% per annum and is payable on demand. The other receivable is current and non-interest bearing.

5. PROVISION FOR TAXES

No provision for federal or state taxes has been made since the Partnership is not a taxable entity and the partners are individually liable for the taxes on their share of the Partnership's income or loss. The Partnership is however subject to the New York City Unincorporated Business Tax. Since the Partnership did not conduct any business in New York City during 2008, no provision has been included in the financial statements.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(1) in that the Company transacts limited business and carries no customer accounts.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $8,840, which exceeded the minimum requirement of $5,000 by $3,840. The Company's ratio of aggregate indebtedness to net capital was to 2.29 to 1.

8. TRANSLATION OF FOREIGN CURRENCIES

Books and records are kept in Great Britain Pounds Sterling (GBP). Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while income statement accounts are translated at exchange rates prevailing throughout the year. Gains or losses resulting from foreign currency transactions are included in net income.

OAKES, FITZWILLIAMS & CO., L.P.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2008

CREDITS		
Partners' capital		$660,411
DEBITS		
Receivable from partners	$462,039	
Receivable from affiliates	189,532	
TOTAL DEBITS		651,571
NET CAPITAL		8,840
Minimum net capital requirement		5,000
EXCESS NET CAPITAL		$ 3,840
AGGREGATE INDEBTEDNESS		
Accrued expenses payable		$ 20,241

Ratio of aggregate indebtedness to net capital 2.29 to 1

RECONCILIATION OF ORIGINAL FOCUS REPORT TO AMENDED FILING

Original net capital reported	$ 16,340
Audit adjustments that increase accrued expenses	(7,500)
Amended net capital	$ 8,840

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing

See the accompanying Independent Auditor's Report.

OAKES, FITZWILLIAMS & CO., L.P.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2008

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Auditor's Report.

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders of
Oakes, Fitzwilliams & Co., L.P.

In planning and performing our audit of the financial statements and supplemental schedules of Oakes, Fitzwilliams & Co., L.P. (the "Company"), for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are

required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Halpern & Associates, LLC

Wilton, Connecticut
February 23, 2009

OAKES, FITZWILLIAMS & CO., L.P.

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2008